SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2

                    Loews Cineplex Entertainment Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   540423-10-0
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                                 (CUSIP Number)




                                October 13, 2000

 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

         [ ] Rule 13 d-1(b)
         [x] Rule 13 d-1(c)
         [ ] Rule 13 d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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



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CUSIP No.540423-10-0               SCHEDULE 13G
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--------------------------------------------------------------------------------
1            Names of Reporting Persons
             I.R.S. Identification Nos. of above Persons (entities only)

             MDP Ventures II LLC

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2            Check the Appropriate Box if a Member of a Group
             (See Instructions)                                   (a) |_|
                                                                  (b) |_|

--------------------------------------------------------------------------------
3            SEC Use Only

--------------------------------------------------------------------------------
4            Citizenship or Place of Organization

             New York
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                      5     Sole Voting Power
Number of                   6,300,000
Shares                ----------------------------------------------------------
Beneficially          6     Shared Voting Power
Owned by                    0
Each                  ----------------------------------------------------------
Reporting Person      7     Sole Dispositive Power
with                        6,300,000
                      ----------------------------------------------------------
                      8     Shared Dispositive Power
                            0
--------------------------------------------------------------------------------
9            Aggregate Amount Beneficially Owned by Each Reporting Person
             6,300,000
--------------------------------------------------------------------------------
10           Check Box If the Aggregate Amount in Row (9) Excludes    |_|
             Certain Shares
--------------------------------------------------------------------------------
11           Percent of Class Represented by Amount in Row (9)
             10.8% *
--------------------------------------------------------------------------------
12           Type of Reporting Person
             OO
--------------------------------------------------------------------------------



* - Based on 58,622,646 shares of Common Stock of Loews Cineplex Entertainment Corporation outstanding (including non-voting common stock) at August 31, 2001 as reported in the Form 10-Q for the quarterly period ended August 31, 2001 filed by Loews Cineplex Entertainment Corporation on October 12, 2001.



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



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CUSIP No.540423-10-0               SCHEDULE 13G
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1            Names of Reporting Persons
             I.R.S. Identification Nos. of above Persons (entities only)

             Millennium Development Partners II LLC

--------------------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group
             (See Instructions)                                   (a) |_|
                                                                  (b) |_|

--------------------------------------------------------------------------------
3            SEC Use Only

--------------------------------------------------------------------------------
4            Citizenship or Place of Organization

             New York
--------------------------------------------------------------------------------
                      5     Sole Voting Power
Number of                   6,300,000
Shares                ----------------------------------------------------------
Beneficially          6     Shared Voting Power
Owned by                    0
Each                  ----------------------------------------------------------
Reporting Person      7     Sole Dispositive Power
with                        6,300,000
                      ----------------------------------------------------------
                      8     Shared Dispositive Power
                            0
--------------------------------------------------------------------------------
9            Aggregate Amount Beneficially Owned by Each Reporting Person
             6,300,000
--------------------------------------------------------------------------------
10           Check Box If the Aggregate Amount in Row (9) Excludes    |_|
             Certain Shares
--------------------------------------------------------------------------------
11           Percent of Class Represented by Amount in Row (9)
             10.8%
--------------------------------------------------------------------------------
12           Type of Reporting Person
             OO
--------------------------------------------------------------------------------



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



--------------------------------------------------------------------------------
CUSIP No.540423-10-0               SCHEDULE 13G
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1            Names of Reporting Persons
             I.R.S. Identification Nos. of above Persons (entities only)

             Christopher M. Jeffries

--------------------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group
             (See Instructions)                                   (a) |_|
                                                                  (b) |_|

--------------------------------------------------------------------------------
3            SEC Use Only

--------------------------------------------------------------------------------
4            Citizenship or Place of Organization

             United States of America
--------------------------------------------------------------------------------
                      5     Sole Voting Power
Number of                   6,300,000
Shares                ----------------------------------------------------------
Beneficially          6     Shared Voting Power
Owned by                    0
Each                  ----------------------------------------------------------
Reporting Person      7     Sole Dispositive Power
with                        6,300,000
                      ----------------------------------------------------------
                      8     Shared Dispositive Power
                            0
--------------------------------------------------------------------------------
9            Aggregate Amount Beneficially Owned by Each Reporting Person
             6,300,000
--------------------------------------------------------------------------------
10           Check Box If the Aggregate Amount in Row (9) Excludes    |_|
             Certain Shares
--------------------------------------------------------------------------------
11           Percent of Class Represented by Amount in Row (9)
             10.8%
--------------------------------------------------------------------------------
12           Type of Reporting Person
             IN
--------------------------------------------------------------------------------



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



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CUSIP No.540423-10-0               SCHEDULE 13G
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Item 1(a).    Name of Issuer:

              Loews Cineplex Entertainment Corporation

Item 1(b).    Address of Issuer's Principal Executive Offices:

              Loews Cineplex Entertainment Corporation
              711 Fifth Avenue; 11th Floor
              New York, New York 10022

Item 2(a).    Name of Person Filing:

              This Schedule 13G is being filed by (i) MDP Ventures II LLC ("MDP Ventures"), (ii) Millennium Development Partners II LLC ("Millennium Development") and (iii) Christopher M. Jeffries ("CMJ", and together with MDP Ventures and Millennium Development, the "Reporting Persons").

Item 2(b).    Address of Principal Business Office or, if none, Residence:

              The principal business office for each of the Reporting Persons is:

              c/o Millennium Partners Management LLC
              1995 Broadway
              New York, New York 10023
              Attention: Brian J. Collins

Item 2(c).    Citizenship:

              CMJ is a citizen of the United States of America.

              MDP Ventures and Millennium Development were both organized in the State of New York.

Item 2(d).    Title of Class of Securities:

              Common Stock, par value $0.01 per share (the "Common Stock").

Item 2(e).    CUSIP Number:

              540423-10-0

Item 3. If this statement is filed pursuant to ss.ss240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

              Not Applicable.



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



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CUSIP No.540423-10-0               SCHEDULE 13G
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Item 4.       Ownership

              (a) As of the date of this Amendment No. 2 to Schedule 13G, (i) MDP Ventures beneficially owned an aggregate of 6,300,000 shares of the Common Stock, constituting approximately 10.8% of the shares of Common Stock outstanding; (ii) Millennium Development beneficially owned an aggregate of 6,300,000 shares of the Common Stock, constituting approximately 10.8% of the shares of Common Stock outstanding, and (iii) CMJ beneficially owned an aggregate of 6,300,000 shares of the Common Stock, constituting approximately 10.8% of the shares of Common Stock outstanding.

              (b)   Percent of Class: 10.8%

              (c) MDP Ventures is the holder of record with respect to 6,300,000 shares of Common Stock and has direct power to vote and dispose of such Common Stock. Millennium Development, as the managing member of MDP Ventures, has indirect power to vote and dispose of the Common Stock held by MDP Ventures. CMJ, as the holder of a majority of the limited liability company interests of Millennium Development, controls Millennium Development and therefore has indirect power to vote and dispose of the Common Stock held by MDP Ventures. The Reporting Persons do not have shared power to vote or direct the vote, or shared power to dispose or to direct the disposition of such Common Stock.

Item 5.       Ownership of Five Percent or Less of a Class

              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person

              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

              Not applicable.

Item 8.       Identification and Classification of Members of the Group

              Not applicable.

Item 9.       Notice of Dissolution of Group

              Not applicable.

Item 10.      Certification

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to



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



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CUSIP No.540423-10-0               SCHEDULE 13G
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              above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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


                                   SIGNATURES

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 26, 2001


                                    MDP VENTURES II LLC


                                    By:  /s/ Steven L. Hoffman
                                         -----------------------------------
                                         Steven L. Hoffman, Vice President

                                    MILLENNIUM DEVELOPMENT PARTNERS II LLC


                                    By:  /s/ Steven L. Hoffman
                                         -----------------------------------
                                         Steven L. Hoffman, Vice President

                                    CHRISTOPHER M. JEFFRIES


                                         /s/ Steven L. Hoffman
                                    ----------------------------------------
                                    By:  Steven L. Hoffman, his attorney-in-fact



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